Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of
Hudson Housing Capital LLC)

Financial Statements
(With Supplementary Information)
and Report of Independent Registered
Public Accounting Firm

December 31, 2024

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Index

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SEC FILE NUMBER
8-52348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hudson Housing Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

630 Fifth Avenue, Suite 2850
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Brush (Name) 212 218-4456 (Area Code – Telephone Number) matt.brush@hudsonhousing.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive (Address) Woodbury (City) NY (State) 11797 (Zip Code)

12-14-2004 (Date of Registration with PCAOB)(if applicable) 2107 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph A . Macari, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hudson Housing Securities LLC, as of December 31, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CCO, Hudson Housing Securities LLC

ROBERT J. CASTANO
NOTARY PUBLIC, State of New York
No. 02CA5009567
Qualified in New York County
Commission Expires March 15, 2027

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Hudson Housing Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule II and III – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission) (the "supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2025.

Woodbury, New York
February 14, 2025

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

<u>Assets</u>

Cash	$	1,393,459
Total assets	$	1,393,459

<u>Liabilities and Member's Equity</u>

Liabilities		
Accounts payable and accrued expenses	$	25,023
Due to affiliate		104,940
Total liabilities		129,963
Member's equity		1,263,496
Total liabilities and member's equity	$	1,393,459

See notes to financial statements

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF INCOME

Year ended December 31, 2024

Revenue		
Placement fees	$	11,965,604
Interest income		80,349
Total revenue		12,045,953
Expenses		
Dues and filing fees		39,765
Professional fees		53,600
Occupancy		26,491
Salaries		280,694
Travel		64,696
General and administrative		55,443
Total expenses		520,689
Net income	$	11,525,264

See notes to financial statements

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2024

Balance, December 31, 2023	$	1,164,171
Distributions		(11,425,939)
Net income		11,525,264
Balance, December 31, 2024	$	1,263,496

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2024

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	11,525,264
Changes in operating assets and liabilities		
Increase in accounts payable and accrued expenses		3,329
Net cash provided by operating activities		11,528,593
Cash flows from financing activities		
Repayments of advances from affiliate		(31,390)
Distributions		(11,425,939)
Net cash used in financing activities		(11,457,329)
Net increase in cash		71,264
Cash, beginning of year		1,322,195
Cash, end of year	$	1,393,459

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hudson Housing Securities LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as the placement agent for affiliated investment partnerships in which limited partnership interests are sold to third party investors. In addition, the Company acts as a finder for unaffiliated investment partnerships in connection with proposed investments by the unaffiliated investment partnerships in partnerships which own multifamily residential real estate. The Company remains in effect in perpetuity unless earlier terminated in accordance with the Operating Agreement.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 14, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In exchange for providing placement services, the Company is entitled to a placement fee which is evidenced in a Capital Commitment Addendum ("CCA") for each Commitment Closing. The Company earns substantially all of its revenue through placement fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. The Company establishes a contract in the form of a limited partnership agreement or operating agreement in which the performance obligation is identified as the sale of a limited partnership or member interest in an investment partnership to an investor limited partner. In addition, the investor limited partner must provide consent for the investment partnership to acquire a limited partnership or member interest in a property partnership for a Commitment Closing to occur. The Company recognizes revenue at the time of the Commitment Closing once a CCA is delivered to and accepted by the general partner or managing member of the investment partnership which satisfies the Company's performance obligation. The payment of placement fees is typically received within days of the CCA being delivered to and accepted by the general partner or managing member of an investment partnership. In addition, the Company may be engaged as a finder in connection with the introduction of an unaffiliated investment partnership to a property partnership in connection with the proposed investment by the unaffiliated investment partnership in the property partnership. Pursuant

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

to the Engagement Letter evidencing the engagement, the Company will receive compensation for its services in its capacity as a finder and such compensation is recognized as revenue at the time the unaffiliated investment partnership is admitted as an investor member or investor limited partner in the property partnership.

During the year ended December 31, 2024, the Company earned and received $11,965,604 from affiliated investment partnerships and $0 from unaffiliated investment partnerships and such amounts are included in placement fees on the statement of income.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income taxes filed by Hudson are subject to examination by the Internal Revenue Service for a period of three years. While no income taxes are currently being examined by the Internal Revenue Service, tax years since 2021 remain open.

Credit Losses

Financial Instruments – Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2024, there were no expected credit losses.

Segment Reporting

The Financial Accounting Standards Board issued Accounting Standards Update 2023-07, "Segment Reporting" (Topic 280) ("ASU 2023-07") which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one operating segment.

NOTE 2 - RELATED PARTY TRANSACTIONS

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed every two years and is revised as needed. During the year ended December 31, 2024, Hudson paid $498,075 on behalf of the Company. As of December 31, 2024, $104,940 is due to Hudson for costs paid on behalf of the Company and included in due to affiliates on the accompanying statement of financial condition.

NOTE 3 – REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer in which the Company acts as the placement agent with respect to the sale of limited partnership interests in affiliated investment partnerships and as a finder of limited partnership interest investment opportunities for unaffiliated investment partnerships. The Company has identified its Chief Executive Officer as the chief operating decision maker (the "CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 4 - CONCENTRATION OF CREDIT RISK

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is in compliance with the net capital requirements of the SEC and FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $1,263,496 which is $1,254,832 in excess of its required net capital of $8,664. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2024

Line

1. Total ownership equity from statement of financial condition	$	1,263,496
5. Total capital and allowable subordinated liabilities		1,263,496
6. Deduction: Nonallowable assets		-
10. Net capital	$	1,263,496
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	8,664
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	8,664
14. Excess net capital	$	1,254,832
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,250,500

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	129,963
20. Percentage of aggregate indebtedness to net capital		10.29%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

See Report of Independent Registered Public Accounting Firm

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION - CONTINUED

Schedule II - Computation for Determination of the Reserve Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION - CONTINUED

Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 and did not maintain possession or control of any customer funds or securities at December 31, 2024.



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Hudson Housing Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hudson Housing Securities, LLC (the Company") does not claim an exemption under 17 C.F.R. § 15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities to (1) broker selling tax shelters or limited partnerships in primary distributions; (2) broker selling tax shelters or limited partnerships in secondary market and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversite Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the provisions set forth by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5, and related SEC Staff Frequently Asked Questions.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2025

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

HUDSON HOUSING SECURITIES LLC
630 FIFTH AVENUE
SUITE 2850
NEW YORK, NY 10111

Hudson Housing Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker selling tax shelters or limited partnerships in primary distributions; (2) broker selling tax shelters or limited partnerships in secondary market and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hudson Housing Securities LLC

I, Joseph A. Macari, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Operating Officer
Dated: February 14, 2025